Mail Stop 3561

September 22, 2006

Via Fax & U.S. Mail

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

>   **Re: GATX Financial Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 001-08319**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheets, page 38

1. We note that you have shares of common stock and preferred stock outstanding as of December 31, 2005 and 2004. Although it appears from your disclosures elsewhere in the filing that GATX Corporation owns all your outstanding shares of stock, we believe that your notes to the financial statements should still include the disclosures required by SFAS No. 129. Please revise your notes to the financial statements in future filings to include the number of shares authorized, issued, and outstanding and the par value or stated value of those shares. Also, please disclose the rights and privileges of the various securities outstanding and any liquidation preferences of the preferred stock. See paragraphs 4-7 of SFAS No. 129.

Consolidated Statements of Income

2. We note that you present interest expense as "net" on the statements of income. In future filings, please revise your statements of income to separately present interest expense and interest income, to the extent the amounts are material. See Rule 5-03(b)(7) and (8) of Regulation S-X.

Consolidated Statements of Cash Flows, page 40

3. We note that several of the cash payments and receipts related to your financing activities are presented on a "net" basis rather than "gross" basis. Generally, we believe that information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments. Please revise future filings so that your presentation of cash receipts and payments are presented on a gross basis, unless net presentation is allowed by paragraphs 11-13 of SFAS No. 95.

4. We note your presentation of cash flows of discontinued operations at the bottom of the statements of cash flows. Please revise your presentation in future filings to include the cash flows of discontinued operations as an operating activity, investing activity, or financing activity, as applicable. Also, please revise your statements of cash flows to present in a manner that reconciles beginning and ending cash and cash equivalents by stating the total cash and cash equivalents at the beginning and end of the year. Additionally, information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period (noncash transactions) shall be reported in related disclosures. See paragraph 26, 29 and 32 of SFAS No. 95 and SEC Speech from the *33rd Annual AICPA National Conference on current SEC and PCAOB Developments held on December 5-7, 2005.*

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

- Revenue Recognition, page 46

5. We note your disclosure that marine operating revenue is recognized as shipping services are performed and revenue is allocated among reporting periods based on the relative transit time in each reporting period for shipments in process at any month end. Please tell us when expenses are recognized for shipping services. If you recognize expenses other than as the expenses are incurred, please tell us why you believe your accounting policy is appropriate. See EITF 91-9.

– Variable Interest Entities, page 47

6. We note your disclosure that you have ownership interests in certain investments that are considered VIEs in which you do not believe you are the primary beneficiary. Please tell us, and disclose in future filings, the nature of your involvement with the variable interest entity and when that involvement began, and the nature, purpose, size, and activities of the variable interest entity. See paragraph 24 of FIN 46(R).

Note 4. Loans, page 50

7. We note that as of December 31, 2005 and 2004 you had $9.3 and $13.8, respectively, of impaired loans for which you have recorded an allowance for possible losses of $2.7 million and $5.7 million, respectively. In future filings, please include disclosure of the amount of the impaired loans for which there is a related allowance for credit losses and the amount of that allowance, and the amount of the impaired loans for which there is no related allowance for credit losses. Also, please disclose the related amount, if any, of interest income recognized during the time within that period that the loans were impaired. See paragraphs 6 and 24 of SFAS No. 118.

Note 6. Investments in Affiliated Companies, page 51

8. We note that although your investments in affiliated companies contribute significantly to your results of operations, you have not provided separate financial statements for any of those investments. Please provide us your analysis of the significance of your investments in affiliated companies that was performed in order to determine compliance with the requirements of Rule 3-09 of Regulation S-X.

Note 14. Pension and Other Post-Retirement Benefits, page 62

9. We note from the disclosure provided in Note 14 that the Company's financial statements include pension and post-retirement benefit costs which are allocated to the Company by its parent. Please tell us and clarify in the notes to the financial statements whether the Company's financial statements include any other costs that have been allocated to it by its parent. If so, please revise the notes to the Company's financial statements to disclose the amount of costs allocated to the Company by its parent during each period presented along with an explanation of the method or methods used to allocate these costs and a representation by the Company's management that the methods used to allocate costs are reasonable. Additionally, if practicable, please provide an estimate by management of the amount of costs that would have been incurred had the Company operated as a stand alone entity during the periods presented.

Note 15. Concentrations, Commitments and Other Contingencies, page 62
Other Contingencies
Legal

10. We note the disclosure in Note 15 indicating that the Company and its subsidiaries have been named as defendants or co-defendants in cases alleging injury related to asbestos and that are seeking damages based on common law, statutory or premises liability or for liability under the Jones Act. Please revise future filings to include disaggregated disclosures that include the number of claims filed for each period presented, the number of claims dismissed, settled or resolved each period and the average settlement amount per claim. Your revised disclosures should also address historical trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to the guidance outlined in SAB Topic 5:Y, Question 3.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief